UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2020

Commission File Number: 333-224459

Seadrill Limited

(Exact name of registrant as specified in its Charter)

Par-la-Ville Place, 4th Floor

14 Par-la-Ville Road

Hamilton HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country“), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

ITEM 1.	INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On June 1, 2020, Seadrill Limited (the “Company”) issued a press release announcing its intention to delist from the New York Stock Exchange (the “NYSE”). The Company has notified the NYSE of the Board’s decision to proceed with a delisting. The Company intends to file a Form 25 with the US Securities and Exchange Commission (the “SEC”) on or about June 11, 2020 in order to delist its common shares from the NYSE, which will occur ten days thereafter upon effectiveness of the Form 25. Accordingly, the Company anticipates that the last day of trading on the NYSE will be on or about June 19, 2020, which is the last trading day prior to the effectiveness of the Form 25. Seadrill Limited will retain its listing on the Oslo Børs under the ticker symbol ‘SDRL’. The Company anticipates that its common shares will trade in the over the counter (“OTC”) market if one or more brokers chooses to make a market for our common shares and does not expect the transition to the OTC to affect business operations. The decision to delist will not impact the Company’s intent to continue to make required filings with the SEC.

A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.

ITEM 2.	EXHIBITS

Exhibit Number	Description

99.1	Press Release dated June 1, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

By:	/s/ Anton Dibowitz
Name:	Anton Dibowitz
Title:	Chief Executive Officer of Seadrill Management Ltd. (Principal Executive Officer of Seadrill Limited)

Date: June 1, 2020

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